Old Westbury Funds, Inc.
103 Bellevue Parkway
Wilmington, DE 19809

June 12, 2024

VIA EDGAR

Shandy Pumphrey
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:       Old Westbury Funds, Inc. (File Nos. 033-66528 and 811-07912) (the “Registrant”) — Review of Annual Report Disclosures

Dear Ms. Pumphrey:

Thank you for your telephonic comments received on April 11, 2024 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Registrant and its series (each, a “Fund” and collectively, the “Funds”) relating to the fiscal year ended on October 31, 2023 (the “2023 Report”) and the annual report of the Registrant and the Funds relating to the fiscal year ended on October 31, 2022 (the “2022 Report” and, together with the 2023 Report, the “Reports”). The Registrant has considered your comments and hereby makes the responses discussed below. Below, we describe the changes that will be made to the Registrant’s Reports and/or registration statement on a going forward basis in response to the Securities and Exchange Commission staff’s (the “Staff’s”) comments.

1.	Comment: The Staff notes that some of the Funds hold investments in exchange-traded funds (“ETFs”). Please provide disclosure in the financial statements disclosing how the Funds may obtain disclosure of the underlying funds’ financial statements.

Response: The Registrant will add a footnote in the Schedule of Investments of the Funds noting that a copy of the underlying funds’ financial statements is available upon request.

2.	Comment: In the Schedule of Investments, please disclose the class of shares held of other registered funds as part of the title of the investment.

Response: The Schedule of Investments will be revised accordingly on a going-forward basis.

3.	Comment: The Staff notes that the Old Westbury Credit Income Fund has been identified as a non-diversified fund, but it appears that the Fund is operating as a diversified fund. If the Fund operates as diversified for three years or more, please confirm that the Registrant will obtain shareholder approval before returning to non-diversified status.

Response: The Registrant confirms it will obtain shareholder approval to return the Fund to a non-diversified status after three years of operating as a diversified fund.

4.	Comment: The Staff notes that the Schedule of Investments for Old Westbury Large Cap Strategies Fund is classified by country. However, there is a significant concentration of U.S. investments. Please consider including a summary of investments classified by industry instead.

Response: The Registrant will review the classification of investments for the Fund in light of this comment and will update the corresponding Schedule of Investments accordingly in future reports.

5.	Comment: The Staff notes that the Form N-CEN B-22 for Old Westbury Credit Income Fund indicates that the Fund had a NAV error during the fiscal year ended October 31, 2022. However, there was no disclosure in the financial statements on the error, associated internal control implications, mitigating steps, or reimbursement. If the amounts related to the NAV error have been reimbursed, please explain and cite the applicable GAAP, Regulation S-X, or other relevant accounting guidance on why the Fund did not disclose these reimbursement amounts in its financial statements.

Response: The NAV error referenced in the Registrant’s Form N-CEN with respect to the Old Westbury Credit Income Fund were the result of mispriced total return swaps held in the Fund. This error resulted in the NAV being overstated by $0.01 on April 19, 2022 and April 20, 2022, and overstated by $0.02 on April 21, 2022. Under the Registrant’s policies, the Fund’s share activity for this period was reprocessed at the revised NAV on April 26, 2022. The reprocessing of the share transactions did not result in any loss to the Fund requiring reimbursement and, in this regard, no additional disclosures were required in the Fund’s financial statements.

6.	Comment: Please provide additional detail in your correspondence about the capital contributions for the Old Westbury Funds Large Cap Strategies Fund.

Response: Bessemer Trust Company, N.A. (“BTNA”), an affiliate of the Fund’s investment adviser, had received payments from an unaffiliated money market fund (the “Money Market Fund”) that was attributable to the Fund’s investment in the Money Market Fund. Upon discovery of this, BTNA promptly paid the entire amount of the benefit to the Fund as well as interest thereon. At no time did the amounts of the inadvertent benefit rise to the level of affecting the Fund’s NAV or otherwise trigger reprocessing under its policies and procedures.

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We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact me at 732-694-5451 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Matthew A. Rizzi
Matthew A. Rizzi
Vice President and Treasurer
Old Westbury Funds, Inc.

cc:	Nicola Knight, Bessemer Trust Jonathan Gaines, Dechert LLP Devon Roberson, Dechert LLP